Exhibit 1

North America’s Railroad

NEWS RELEASE

OVERWHELMING SUPPORT CONTINUES TO GAIN MOMENTUM FOR CN’S PRO-

COMPETITIVE COMBINATION WITH KANSAS CITY SOUTHERN

More than 600 customers, suppliers, elected officials and other stakeholders have sent letters of support for CN in just over a week

Combination will enhance routing choices and price competition for customers by introducing new access and interchange options

Minimal overlap in network and no customers will be left without multiple transportation choices

MONTREAL, April 29, 2021 – CN (TSX: CNR, NYSE: CNI) today announced that its proposal to combine with Kansas City Southern (NYSE: KSU) (“KCS”) in a cash-and-stock transaction valued at $33.7 billion continues to receive overwhelming support from customers, suppliers, elected officials and other stakeholders because of its extensive pro-competitive benefits.

CN has received more than 200 additional letters in favor of CN’s proposed combination with KCS with the Surface Transportation Board (“STB”). This brings the total number of support letters CN has received to more than 600 in just over a week since its proposal was made public, far exceeding the number of letters that Canadian Pacific Railway Limited (TSX: CP, NYSE: CP) (“CP”) has received in over five weeks.

“CN’s customers and other stakeholders recognize that our proposal to combine with KCS will enhance competition and we are grateful for, but not in the least surprised by, their overwhelming enthusiasm to see this combination brought to life. Together, CN and KCS will create a robust network that enhances routing choices and price competition for customers by introducing new access and interchange options. We will create valuable new express services that do not exist now. Many customers will get new and better transportation choices, and importantly, no customers will be left without multiple transportation choices. We look forward to continuing our discussions with the KCS board so that we can create the premier railway for the 21st century and immediately begin delivering the many pro-competitive benefits of this transaction.”

– JJ Ruest, president and chief executive officer of CN

Combination of CN and KCS will Enhance Competition and Drive Economic Growth

Together, CN and KCS would be the fifth largest railroad by track miles in the United States, the same relative size as a combined KCS and CP. The combination will fundamentally enhance competition by creating a true USMCA railroad that establishes a seamless single-line service to expand North American trade and power economic prosperity.

More network access benefits customers. The combination will provide each railroad’s customers with more network access, including an additional 22 Class 1 gateways, 5 ports and 10 barge terminals for KCS customers. More options and greater choice will allow customers to pivot to new opportunities, develop new markets and optimize their freight return on investment. Multiple new North-South routing options will also introduce unmatched network resiliency in all seasonal and adverse weather conditions, from Texas to the Midwest to Canada.

Compelling benefits for ports and terminal owners. CN customers will gain seamless access to 11 new bulk and intermodal international ports, while KCS customers will gain access to 5 new international intermodal ports, driving growth in international trade from all coasts of the continent. Many ports in CN’s current network support the proposed combination with KCS based on CN’s long and successful track record of partnering with ports, including investing in their infrastructure and participating in joint projects that increase traffic, support port customers, and facilitate international trade.

The Alabama State Port Authority, which has authority over the Port of Mobile, states that the merger would enhance “end to end single owner, single-operator service resulting in a faster, safer, and more economical rail option for our shippers, while retaining the port’s competitive posture in the markets we serve.”

As the Port of New Orleans and its Public Belt Railroad summarized, “[t]his merger offers a unique opportunity to fuel economic growth across North America while reducing freight congestion, helping the environment, and increasing transportation efficiencies.”

Highly complementary networks with minimal overlap. There will be less than 65 out of 7,100 miles of overlap – less than 1% – between CN’s and KCS’ respective networks. The CN North-South routes and the KCS North-South routes are hundreds of miles apart and there are numerous competitive rail, trucking and barge routes serving customers in between. CN and KCS routes service unique markets and CN will retain all existing route choices. In addition, CN is committed to providing bottleneck protections and keeping all gateways open.

Any minimal post-transaction overlap can be easily resolved and CN is committed to proposing appropriate remedies. CN has a track record of successful mergers, integrations and resolution of competition issues that demonstrates its ability to make pro-competitive agreements as part of merger transactions under review by the STB, with the acquisition of Illinois Central in 1998 being a prime example. Notably, CN has voluntarily agreed to have its transaction with KCS reviewed by the STB under its current rules, evidencing its commitment to demonstrate the pro-competitive nature of the transaction and to address any competition concerns.

Economic benefits for local communities. CN is committed to making significant infrastructure investments in key communities across the new network, including Illinois, Missouri, Michigan, Louisiana and Texas, meaning more economic opportunity and more jobs.

Clear Path to STB Approval of Voting Trust and Closing of Transaction

There has been an attempt by CP to distract from the obvious fact that its proposal is weaker – both in terms of value to KCS shareholders and the benefits it will deliver to customers, employees and other relevant stakeholders. However, the facts remain clear. The railroad regulatory approval condition that is relevant to KCS shareholders is approval of the voting trust. CN is proposing to use the identical voting trust – including the same exact trustee – that CP has proposed, and is confident the STB will approve both trusts and place them on a level playing field so that KCS shareholders can realize the fair value of their investment.

Because CN strongly believes that its proposed combination is clearly in the public interest, it has welcomed review under the STB’s new merger rules. CN is confident there is no basis to treat CP and CN’s voting trust applications differently and the current rules and old rules are irrelevant in that decision.

STB Filing Outlining Specific Cases of CP Misleading Claims and Why its Request for Preferential Treatment Should be Denied

Today, CN filed with the STB a letter outlining the reasons why CP’s attempt to disrupt the STB approval process for CN’s voting trust are inappropriate and not based in sound legal principles. CN’s letter to the STB also highlights numerous misleading claims from CP and details why CP’s request for preferential treatment around its voting trust should be denied. A full copy of that letter appears below:

April 29, 2021

The Honorable Cynthia T. Brown

Chief, Section of Administration, Office of Proceedings

Surface Transportation Board

395 E Street S.W.

Washington, DC 20423

Re:  Finance Docket No. 36500, Canadian Pacific Railway, Ltd., et al.—Control—Kansas City Southern, et al. Finance Docket No. 36514, Canadian National Railway Company et al.—Control—Kansas City Southern, et al.

Dear Ms. Brown,

On April 27, 2021, Canadian Pacific Railway Limited (“CP”) filed a letter in the above-referenced dockets asking the Board to adopt different review processes and standards for two identical voting trust agreements.1 CP claims unequal treatment is appropriate because Canadian National Railway Company (“CN”) has voluntarily committed to submit its application under the current merger rules. CP also advances a number of baseless accusations about supposed lost competition for customers in a combination of CN and Kansas City Southern (“KCS”). Neither argument justifies this overt effort to have the Board put its thumb on the scales of the competing offers made by CP and CN for the acquisition of KCS. Instead, the Board should adopt a single, efficient, fair, prompt, and uniform review process for the two identical voting trust agreements before it.2 Following public feedback, CN is confident the STB will agree with us that permitting either party to close into these plain-vanilla voting trusts in this fiercely competitive auction setting is the proper decision in the public interest.

CP’s self-serving effort to secure preferential treatment should fail.

First, CP’s presumption that its voting trust is now excused from “any further review process”3 ignores what the Board said in its April 23 decision: “[t]he review process for the Voting Trust Agreement will be addressed in a subsequent decision.”4 The Board was clear: there will be a review and there will be a proper process.

CP implies that, because its KCS acquisition proposal is not subject to the new merger rules, the Board does not have the authority or discretion to seek public comment on and review CP’s proposed voting trust arrangement. But the Board has been clear that “our authority to rule on, or prevent the use of, a voting trust . . . is inherent in our statutory authority over rail mergers.” Major Rail Consolidation Procedures, 5 S.T.B. 539, 567 (2001). And the agency had exercised that authority in connection with proposed Class I railroad mergers in the years before the current merger rules were adopted. For example, in Union Pacific Corporation, et al.—Request for Informal Opinion—Voting Trust Agreement, Docket No. FD 32619 (Dec. 20, 1994), the full ICC reviewed and approved the voting trust at issue, ordered a modification to the proposed voting trust agreement, and noted that it would retain continuing jurisdiction to correct any future problems with the trust and even dissolve it.5

[1]	CP April 27, 2021 Letter, CP-2, STB Finance Docket No. 36514 (“April 27 CP Letter”).
[2]

As CN indicated in its Motion for Approval of Voting Trust Agreement, it will not object to any public review process the Board adopts in FD 36500. If the Board is still considering an appropriate schedule, however, CN suggests a 10-day schedule for comments, with 5 days for reply. Such a schedule would leave the Board with ample time to issue a decision before May 31.

[3]	April 27 CP Letter at 7-8.
[4]	Canadian Pacific Railway, Ltd., et al.—Control—Kansas City Southern et al., STB Finance Docket No. 36500, Decision No. 4, at 2 n.2 (Apr. 23, 2021).
[5]

Id. at 3, 5-6 (“We have scrutinized this proposed voting trust and, as revised here, find nothing inherent in its provisions that would result in the kind of premature, unauthorized control prohibited by the ICA. . . . However, we will order on further revision to the voting trust agreement. . . . For all of these reasons, we conclude . . . that the voting trust should be approved conditioned upon the further modification discussed above.”). See also Santa Fe Southern Pacific Corp.—Control—Southern Pacific Transportation Company, 2 I.C.C. 2d 709, 715 (1986); Santa Fe Southern Pacific Corporation—Control—Southern Pacific Transportation Company, Docket No. FD 30400 (ICC served Dec. 14, 1983 and Dec. 23, 1983).

The agency thus has a history of engaging in the same type of public interest analysis for particular Class I mergers that was later codified for all proposed Class I mergers in the new merger rules.6 There is no reason why CP’s proposed voting trust cannot and should not be reviewed by the Board in the same manner, regardless of whether the current merger rules or the old merger rules apply to a CP-KCS combination. Any other conclusion would mean a party could close a transaction even if the Board believed the proposed voting trust was not in the public interest.

To be sure, the public interest inquiry for a voting trust is different from the standard for final approval. As the Board said in Major Rail Consolidation Procedures, the central public interest consideration in review of a voting trust is potential harm to the applicants from a sale out of trust.7 That risk of harm is not present here, where there is significant interest in the KCS franchise from two railroads and private equity firms.8 And it is plainly in the public interest to place railroads on even ground with potential financial acquirers and to reduce the longer regulatory review process for the benefit of KCS and its shareholders while allowing the Board the opportunity to consider the merits of a proposed combination of either CN-KCS or CP-KCS.9 CN has explained why its use of a voting trust agreement would be in the public interest, and CP can and should be required to do the same.

Second, CP asserts that the Board should adopt different review processes because “different factual contexts demand different treatment.” Yet the factual contexts of the voting trust agreements are the same. The voting trust agreement that CN has proposed to use if KCS partners with CN is exactly the same in every respect as the voting trust agreement that CP negotiated with KCS—including using the very same trustee.

[6]

See, e.g., Santa Fe Southern Pacific Corp.—Control—Southern Pacific Transportation Company, 2 I.C.C. 2d 709, 715 (1986); Santa Fe Southern Pacific Corporation—Control—Southern Pacific Transportation Company, Docket No. FD 30400 (ICC served Dec. 14, 1983 and Dec. 23, 1983); Union Pacific Corporation, et al.—Request for Informal Opinion—Voting Trust Agreement, Docket No. FD 32619 (ICC served Jan. 6, 1995) (decision on request for stay pending appeal).

[7]

See 5 S.T.B. at 567 (2001). CP’s citation of a 53-year-old decision stating that the ICC had authority to “determin[e] the factors relevant to the public interest” is beside the point. April 27 CP Letter at 2 n.3. The Board has already identified the relevant public interest considerations in Major Rail Consolidation Procedures—the potential for harm to “the financial integrity of the applicant carriers.” 5 S.T.B. at 567.

[8]	See Motion for Approval of Voting Trust Agreement at 10-11, CN-6, Finance Docket No. 36514 (filed Apr. 26, 2021).
[9]	See id. at 8-10.

CP’s suggestion that voting trust review should depend upon whether the transaction might ultimately be approved is meritless. Voting trust review has nothing at all to do with the conditions the Board may impose in its ultimate transaction review or whether the Board would approve the transaction. Nor could it. Neither CN nor CP has submitted an application for approval of a transaction, let alone one that has received public comment and been analyzed by the Board. The Board cannot prejudge the merits of either a CP-KCS or a CN-KCS transaction in its review of the identical voting trusts. Yet that is exactly what CP is trying to get the Board to do.

Third, certainly the Board cannot tilt the playing field on the basis of accusations of lost competition that are unsubstantiated, unsupported, and contrary to an outpouring of stakeholder support. The CN-KCS combination is an end-to-end transaction with limited overlap—amounting to approximately 1% of their total network and a very limited number of customers that are served only by CN and KCS (so called 2-to-1 customers).

CP apparently used the confidential Carload Waybill Sample that the Board authorized for use in preparing its application in FD 36500 to prepare two maps criticizing the potential CN-KCS combination proposed in this docket.10 These maps are not supported by expert testimony, any analysis, or supporting workpapers that could allow CN or the Board to analyze fully CP’s assertions. But CN does not need to see the backup to know that CP is either seriously misunderstanding or deliberately misstating the facts.

Headline suggestions of “[o]ver 340 [s]hippers” harmed are a massive overstatement.11 For example, CP claims to have located 152 of these shipper facilities in the St. Louis/Springfield area. But there are no 2-1 CN-KCS facilities in St. Louis. What CP appears to be referencing is the significant number of St. Louis-area customers who are served by the Terminal Railroad Association of St. Louis (“TRRA”), a switching railroad with connections to six Class I railroads: BNSF, CN, CSX, KCS, NS, and UP. All of CN’s traffic to St. Louis is handled through the TRRA. Suggesting that a TRRA-served customer could suffer meaningful competitive harm by having access to five Class I railroads rather than six is nonsense. Moreover, even if a particular TRRA-served facility currently ships via both CN and KCS, that would not mean that CN and KCS could both serve the same flows of traffic to or from that facility. CN reaches these points from the east, and KCS reaches them from the west. The same could be said for alleged overlaps in Omaha/Council Bluffs, which CN and KCS reach via different directions. To say that customers in these locations face competitive harm is as nonsensical as saying that Kansas City area customers would lose competition from a CP-KSC merger because they formerly could ship northbound via CP or southbound via KCS. Indeed, customers from many areas, including those that CP claims might suffer competitive harm, have already come out to support a CN-KCS transaction.12

[10]

See Waybill Request Decision, WB21-24 (Mar. 25, 2021) (granting request for confidential Carload Waybill Sample access in FD 36500 based on representations in request letter that data would be needed “to prepare the various analyses and evidence required by 49 C.F.R. Part 1180 in support of the[] planned Application”).

[11]	See April 27 CP Letter at 4 & fig.1.
[12]

See, e.g., Alabama State Port Authority Support Letter, Finance Docket No. 36500 (filed Apr. 23, 2021) (“[T]he Alabama State Port Authority strongly supports CN’s proposed acquisition of KCS, and we hope to see the acquisition successfully completed.”).

CN acknowledges that a small number of customers between Baton Rouge and New Orleans currently have the ability to be served by CN and KCS, and CN has committed to proposing a competitive solution for those customers.13 This solution will be informed by CN’s ongoing discussions with those customers. Even if CN could not reach agreement with those customers, CN commits to propose an appropriate remedy to address 2-to-1 customers, including haulage, trackage rights, or even divestiture.

At the heart of CP’s allegations, however, are false claims that customers from Canada to Mexico will suffer serious harm from lost routing options. In Figure 2, CP claims to show a loss of “rail choice” because CN’s north-south line between Chicago and New Orleans is roughly parallel to the KCS north-south line between Kansas City and Houston.14 CP ignores both the hundreds of miles between these two routes and the fact that those lines run parallel to multiple other north-south transportation corridors. These include rail routes from four other Class I carriers (several of whom have multiple north-south routes in Mid-America); water routes on the Mississippi, and truck routes on interstates like I-35 and I-55. The map on the next page illustrates the wealth of routing options available.

[13]

See CN Letter at 3, Finance Docket No. 36500 (filed Apr. 23, 2021) (“CN is committed to working with customers that are dual-served by CN and KCS to ensure that they would not become sole-served as a result of a CN-KCS transaction. . . . If KCS chooses to partner with CN, CN will propose effective solutions, working closely with these customers to ensure that no customer will become sole served as a result of the transaction.”).

[14]	See April 27 CP Letter at 6 & fig.2.

Primary North-South Routes in Mid-America15

Moreover, CP ignores CN’s public commitment to keep all existing gateways open on commercially reasonable terms.16 The value proposition of a CN-KCS combination is about growing trade, competing better with trucks, and increasing customer choice—not about limiting competitive options. The very fact that hundreds of customers immediately expressed strong support for the CN-KCS combination is powerful evidence of the potential public benefits of this combination.17 KCS and its shareholders deserve an opportunity to consider CN’s superior proposal and, if KCS chooses to partner with CN, KCS and CN deserve the opportunity to demonstrate the public interest of a CN-KCS combination on the merits.

[15]	This map only illustrates major North-South routes via rail, barge, or truck in Mid-America, and does not highlight the numerous East-West routes.
[16]

See CN Letter at 3, Finance Docket No. 36500 (filed Apr. 23, 2021) (“CN would commit to keep all existing gateways between KCS and other rail carriers open on commercially reasonable terms, including the Kansas City gateway between KCS and CP.”)

[17]	See Initial Submission of 409 Statements Supporting Proposed Transaction, CN-4, Canadian National et al.—Control—Kansas City Southern et al., Finance Docket No. 36514 (filed Apr. 26, 2021).

CP knows all of this yet continues to make these assertions that are exaggerated, mischaracterized and not representative of the full story. And the reason it is doing so is clear. CP knows that the CN-KCS transaction is better for customers, employees, communities and the North American economy as a whole. It knows that it cannot compete with the CN-KCS transaction from a value standpoint, and it cannot compete with the CN-KCS transaction from a pro-competitive standpoint.

CN voluntarily committed to meeting the enhanced competition standard of the new rules.18 That means a commitment to address any facilities served only by CN and KCS, as CN has committed to do. It means a commitment to keep gateways open on commercially reasonable terms, as CN has committed to do. It also means a commitment to propose solutions to customers to address any other demonstrated competition concerns. And if agreement is not achieved with such customers, it means a commitment to implementing appropriate conditions from the Board to enhance competition, using the current merger rules.

CP is engaged in a completely transparent attempt to have the Board adopt one standard of review for its voting trust because its transaction with KCS would be reviewed under the old rules, and a different standard of review for CN’s voting trust because CN voluntarily agreed to have its transaction with KCS reviewed under the new rules. In fact, the Board should feel comfortable approving the CN voting trust because of the foregoing commitments that CN has made that will ensure the pro-competitive aspects of the CN-KCS transaction.

The Board has a well-earned reputation as a neutral arbiter. There is no plausible harm to CP from the Board examining the identical voting trusts under the same standards and schedule, and ruling on both by May 31, 2021. Approving both voting trusts would offer KCS and its shareholders the ability to make an informed choice between the two potential transactions on a level playing field. And approval would make possible the massive benefits that will flow from better service, more shipping options, and streamlined service from Mexico, to the United States, to Canada.

Sincerely,

/s/ Raymond A. Atkins, Ph.D.

[18]

CP’s claim that CN did not ask for a waiver because it knew it could not qualify for one is nonsense. The waiver, and the rationale in the Board’s April 23 decision for keeping the waiver, was predicated on the nature of KCS, not the nature of CP, and the Board’s April 23 rationale could just as easily apply to a CN-KCS transaction. CN committed to the new rules because that is what our customers wanted, and because CN welcomes the opportunity to demonstrate the pro-competitive benefits of the transaction and to provide the more detailed information required by the new rules, including a comprehensive service assurance plan and a demonstration of enhanced competition.

cc: Parties of Record in FD 36500; Parties of Record in FD 36514

* * *

For more information on CN’s superior proposal to acquire KCS, please visit www.ConnectedContinent.com.

About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Forward Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any definitive agreement will be materially different from those described; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This news release relates to a proposal which CN has made for an acquisition of KCS. In furtherance of this proposal and subject to future developments, CN (and, if a negotiated transaction is agreed, KCS) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (“SEC”) or applicable securities regulators in Canada. This news release is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca.

Participants

This news release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable.

Contacts

Media

Canada

Mathieu Gaudreault

CN Media Relations & Public Affairs

(514) 249-4735

Mathieu.Gaudreault@cn.ca

Longview Communications & Public Affairs

Martin Cej

(403) 512-5730

mcej@longviewcomms.ca

United States

Brunswick Group

Jonathan Doorley / Rebecca Kral

(917) 459-0419 / (917) 818-9002

jdoorley@brunswickgroup.com

rkral@brunswickgroup.com

Investment Community Paul Butcher Vice-President Investor Relations (514) 399-0052 investor.relations@cn.ca